January 5, 2018	TSX.V - GIGA

Giga Metals Completes Private Placement

(VANCOUVER, BC) – Giga Metals Corporation (TSX.V – GIGA) completed the non-brokered private placement in three tranches, which was announced December 15, 2017. The company announced on December 28, 2017 that it would increase the private placement from 3.4 million units to 4 million units.

The Company closed 4,023,333 Units at $0.60 per Unit for gross proceeds of $2,414,000. Each Unit consists of one share and one-half share purchase warrant. Each full warrant is exercisable at Cdn. $0.70 for three years, expiring December 20, 2020, December 27, 2020 and January 5, 2021 respectively. The securities issued have a hold period expiring 4 months plus one day after issuance, being April 21, 2018, April 28, 2018 and May 6, 2018 respectively.

No control blocks were created as a result of the private placement.

Proceeds of the private placement will be used for general corporate purposes, metallurgical and engineering studies of the company’s Turnagain project and for potential acquisitions in the battery materials space.

Finders fees were paid on 3,506,666 units for a total of $126,240 in cash plus a total of 210,400 finders warrants. Each finders warrant is exercisable into one share at a price of $0.70 for a period of one year, expiring December 20, 2018, December 27, 2018 and January 5, 2019 respectively.

Pro Forma the private placement, there are now 41,624,015 shares issued and outstanding in the capital of Giga Metals Corp.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com